

March 28, 2011

Mr. Javier Diaz Fajardo
Vice President of Investor Relations and Legal Counsel
Grupo Aval Acciones y Valores S.A.
Carrera 13 No. 27 – 47
Bogotá D.C., Colombia

Re: Grupo Aval Acciones y Valores S.A.
Registration Statement on Form 20-F
Filed March 7, 2011
File No. 000-54290

Dear Mr. Fajardo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Presentation of Financial and Other Information, page ii

1.   Please explain why you are registering the preferred shares under Section 12(g) and disclose any plans, arrangements or understandings to issue the shares. In this regard, we note your disclosure on page 51 that you have entered into an agreement with Rendifin S.A. to acquire 43.5% of Banco Popular's outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of your preferred shares.

2.   Please also disclose whether you intend to list the preferred shares on an American exchange and how many American holders there are of the common and preferred shares.

Item 6. Directors, Senior Management and Employees

Board Practices, page 301

3.   Please tell us, with a view toward disclosure, why you have not included a discussion of your remuneration committee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at (202) 551-3437 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
          Mr. Nicholas A. Kronfeld, Esq.
          Davis Polk & Wardwell LLP
          (212) 701-5950